FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 11th, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the
Ordinary shares
 of GlaxoSmithKline plc

in respect of the under-mentioned
persons
 arising from the purchase of
Ordinary shares
 at a price of £12.41
 per Ordinary
share on
10 July
 2008

through the Company's ShareReward Plan (
"
the Plan
"
)
which
the under-mentioned persons
entered on 5 October 2001:

Mr A P Witty	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr C Viehbacher	Acquisition of 3 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr J S Heslop	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr S M Bicknell	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr E J Gray	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr D Learmouth	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan
Dr D Pulman	Acquisition of 8 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr D S Redfern	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan
Ms C Thomas	Acquisition of 17 Ordinary shares under the Dividend Reinvestment element of the Plan

The Company and the above-mentioned persons were advised of this information on
11 July
 2008
.

This notification relates to a transaction notified in accordance with
Disclosure
 and Transparency
 Rule 3.1.4R(1)(a)
.

S M Bicknell
Company Secretary

11 July
 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 11th, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc